Exhibit 99.1

Record Large Orderbook Generates Optimism for Volvo Aero's Space Operations

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 23, 2006--The Ariane 5 ECA rocket has solidified its position as the leading rocket for satellite launches. Following a third consecutive successful launch using the new Ariane 5 ECA, equipped with the new Vulcain 2 engine, Volvo Aero is delighted that Arianespace's order bookings have never been larger.

During 2006 alone, five additional launches are planned

With three successful launches in a row, the Ariane 5 ECA has solidified its role as the leading "workhorse" in the commercial launch market. In just 2006 alone, Arianespace has signed seven new contracts for the new rocket.

As a result, Arianespace has received a total of 41 satellite orders using the Ariane 5, the largest order bookings ever reported in the industry.

Volvo Aero develops and manufactures the exhaust nozzle and drive turbines for the Ariane 5 rocket, which was partially redesigned following a highly publicized failure in December 2002.

"For Volvo Aero, that success means our production of nozzles and turbines for six Vulcain 2 engines annually can continue according to plan. We see a positive future ahead of us," says Torgny Stenholm, Vice President Space Markets and Programs at Volvo Aero.

"From a practical standpoint, it means we can focus on demonstrating our own technologies for next-generation nozzles and turbines, in which cost, low weight and reliability are the primary focus," says Torgny Stenholm.

Without a doubt, Volvo Aero has emerged stronger from the turbulence experienced in recent years on the space side.

"We have further solidified our role as Europe's center of expertise for both nozzles and turbines," according to Torgny Stenholm.

Since its inception in March 1980, Arianespace has signed contracts for 274 rocket launches.

During 2005, five Ariane 5 rockets were launched from the Guiana Space Center in French Guiana. The most recent launch was in March 2006, when an Ariane 5 ECA loaded with satellites was launched into orbit.

This year's second launch of the Ariane 5 ECA will occur on May 26, when two communications satellites will be launched into orbit. After that, an additional four launches of the Ariane 5 are scheduled for 2006.

May 23, 2006

Link to image bank:
http://www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/space

Volvo Aero develops and manufactures components for aircraft and  rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Torgny Stenholm, +46 (0)520-94942